MASTERWORKS

LAUNCHING NOW LAUNCHING NO

BARBARA KRUGER


Repeat after me

HER SHARPE RATIO OF 1.49 SURPASSES BANKSY, BASQUIAT, AND KUSAMA.

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#4

HIGHEST SHARPE RATIO ON MASTERWORKS

Kruger's Sharpe Ratio, recently improved to an impressive 1.49 (Data: 1999-2023).[1]

Limited past data left Kruger without a Sharpe Ratio, but after two previously sold works reappeared in the Spring, she now ranks 4th in our portfolio.



Kruger's Market
1.49
All Art
0.43
S&P 500
0.39

+5 Year

GROWTH OF AVERAGE AUCTION PRICES

Kruger's market has been strong with average prices trending upward over the last 5 years as well as a new auction record set in the past year.[2]


$600,000
$400,000
$200,000
$0
2018
2019
2020
2021
2022
2023

77%

AUCTION TURNOVER INCREASE FROM 2021-2022

Kruger's market has seen remarkable growth in recent years, and she is on pace to retain her impressive 2022 turnover rate this year.



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“

Six- and seven-figure prices place Kruger firmly in the top end of the contemporary artmarket

Bloomberg



“

Next to Warhol, there’s not another artist, aside from perhaps Cindy Sherman, who’s been as influential for what things look like and how people see the world as Barbara.

The New York Times


My face
is your fortune

7:43 PM · Nov 16, 2022

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Important Disclosures

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

More information on the Offering Circular can be found at sec.gov

1. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Barbara Kruger has a risk-adjusted appreciation of 1.49. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

2. "Kruger's market has been strong with average prices trending upward over the last 5 years as well as a new auction record set in the past year." This information as well as the associated chart is based on data as analyzed by Masterworks' internal research team.

3. "77% Auction Turnover Increase From 2021-2022." This information is based on data as analyzed by Masterworks' internal research team.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique, and historical price trends of a group of selected artwork are not a direct proxy for the historical price performance of any specific painting or any investment in securities referenced. The data shown represents the whole art and is not comparative to an investment in our offerings, which includes fees and expenses.

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